SSGA Funds Management, Inc.

One Lincoln Street

Boston, MA 02111

June 8, 2015

Christopher A. Madden, Secretary

SPDR® Index Shares Funds

One Lincoln Street

Boston, MA 02111

Dear Mr. Madden:

This letter serves to inform the Trust that SSGA Funds Management, Inc. (“SSGA FM”) has contractually agreed to waive a portion of its management fee for SPDR EURO STOXX 50 Currency Hedged ETF (the “Fund”) and/or reimburse expenses in an amount at least equal to the amount of any acquired fund fees and expenses incurred by the Fund that are attributable to the Fund’s investment in the SPDR EURO STOXX 50 ETF. This waiver will remain in effect until January 31, 2017 and shall automatically renew for successive annual periods, unless SSGA FM provides notice to the Fund of its intent not to renew at least ten (10) business days prior to the start of the next annual period. This waiver may be terminated by the Board of Trustees of the Trust for any reason and at any time. The terms of the waiver are subject to the terms and conditions of the Investment Advisory Agreement, dated July 1, 2004 and as amended from time to time, between the Trust and SSGA FM (“Advisory Agreement”).

SSGA Funds Management, Inc.

By:	/s/ Ellen M. Needham
Name:	Ellen M. Needham
Title:	President

SPDR Index Shares Funds

By:	/s/ Christopher A. Madden
Name:	Christopher A. Madden
Title:	Secretary